SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CONGOLEUM CORPORATION

(Name of Applicant)

3500 Quakerbridge Road

P.O. Box 3127

Mercerville, NJ 08619-0127

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
9% Senior Secured Notes due 2020	Up to a maximum aggregate principal amount of $40,821,213

Approximate date of proposed public offering: March 31, 2017

Name and address of agent for service:

Chris O’Connor

Chief Financial Officer

Congoleum Corporation

3500 Quakerbridge Road

P.O. Box 3127

Mercerville, NJ 08619-0127

With copies to:

Wesley R. Kelso	James N. Lawlor
Stevens & Lee, P.C.	Wollmuth Maher & Deutsch LLP
111 North 6th Street	One Gateway Center, Ninth Floor
Reading, PA 19603	Newark, NJ 07102
(610) 478-2242	Phone: 973-733-9200

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

1.	General Information

(a) Congoleum Corporation (the “Company” or “Congoleum”) is a corporation.

(b) The Company was organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

On July 1, 2010, the Company issued $33.0 million aggregate principal amount of 9% Senior Secured Notes due 2017 (the “Initial Notes”) under an indenture between the Company and Law Debenture Trust Company of New York, as trustee, dated as of December 1, 2010 (the “Initial Indenture”). The Initial Notes were issued in accordance with the terms of the Fourth Amended Joint Plan of Reorganization (the “Plan”) of the Company and its wholly owned subsidiaries Congoleum Sales, Inc. and Congoleum Fiscal, Inc. (collectively, the “Debtors”). The Plan was approved by the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Company believes that the issuance of the Initial Notes was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to the exemption provided under Section 1145(a)(1) of the Bankruptcy Code.

The Initial Notes provide that accrued interest on the Initial Notes can be paid when due by the issuance of additional promissory notes of the Company having the same terms as the Initial Notes (the “PIK Notes”). The Company has issued PIK Notes with an aggregate principal balance of $7,881,213 in payment of accrued interest on the Initial Notes. The PIK Notes and the Initial Notes are collectively referred to herein as the Existing Notes. The Company intends to offer to exchange a new series of its 9% Senior Secured Notes due 2020 and having terms similar to the Existing Notes (the “New Notes”) for the Existing Notes (the “Exchange Offer”). The New Notes will be issued under an indenture (the “New Indenture”) between the Company and Delaware Trust Company, as trustee.

The Exchange Offer will be made after the date of the qualification of the New Indenture pursuant to this Application for Qualification on Form T-3 (this “Application”) The New Indenture to be qualified under this Application is attached as Exhibit T3C hereto.

The Company believes that the issuance of the New Notes will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to the exemption provided under Section 3(a)(9) of the Securities Act. Generally, Section 3(a)(9) exempts an offer and sale of securities from the registration requirements of the Securities Act if the following requirements are satisfied: (i) the issuer of the old securities being surrendered is the same as the issuer of the new securities being offered in exchange; (ii) the holder of the old securities is not asked to part with anything of value besides the old securities; (iii) the exchange offer is made exclusively to the issuer’s existing security holders; and (iv) the issuer of the new securities is not paying any commission or remuneration for the solicitation of the exchange. The Company believes that the issuance of the New Notes to the holders of the Existing Notes as contemplated by the Exchange Offer will satisfy the aforementioned requirements and, therefore, such issuance will be exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates

For purposes of this Application only, (i) certain of the directors and executive officers of the Company named in response to Item 4 hereof by virtue of their positions with the Company, and (ii) certain of the principal owners of the Company’s voting securities named in response to Item 5 hereof by virtue of their ownership of voting securities of the Company, may be deemed to be “affiliates” of the Company. See Item 4. “Directors and Executive Officers” for a list of the directors and executive officers of the Company and Item 5. “Principal Owners of Voting Securities” for a list of the principal owners of the Company’s voting securities, each of which is incorporated by reference in this Item 3.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table sets forth the names and offices of all directors and executive officers of the Company as of the date of this Application. The mailing address of each director and executive officer is: c/o Congoleum Corporation, 3500 Quakerbridge Road, P.O. Box 3127, Mercerville, NJ 08619.

Name	Office
Peter Venetis	Chief Executive Officer and Executive Chairman and Director

Chris O’ Connor	Chief Operating Officer and Chief Financial Officer

Kurt Denman	Executive Vice President and Chief Sales & Marketing Officer

Thomas McKay	Vice Chairman and Director

Andrew Lipman	Director

Rahul Vaid	Director

5.	Principal Owners of Voting Securities

As of the date of this Application, the following table sets forth each person who, to the Company’s knowledge, beneficially owns 10% or more of the voting securities of the Company (common stock):

Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Percentage of Class
Paul Frontier Holdings LP(1)	Common Stock	1,129,621		28.61%
Simplon Partners LP(2)	Common Stock	1,262,544	(2)	31.98%
Congoleum Plan Trust(3)	Common Stock	645,952		16.36%

(1)	Address is: c/o Frontier Capital Advisors LLC, 645 Fifth Avenue, New York, NY 1022.
(2)	Includes 667,412 shares owned by Simplon International LTD. Address is: c/o T. A. McKay & Co, Inc., one Rockefeller Plaza, Suite 1712, New York, NY 10020.
(3)	Address is c/o Alfred Wolin, Esq., Saiber LLC, 18 Columbia Turnpike, Suite 200, Florham Park, NJ 07932.

UNDERWRITERS

6.	Underwriters

(a) No person has, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Company which are outstanding on the date of filing this Application.

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be issued pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a) Current Capitalization of the Company.

(i) As of the date of this Application, the authorized and outstanding capital stock and debt securities of the Company are as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	4,220,000 shares	3,948,017 shares

9% Senior Notes due 2017 (the Initial Notes)	Up to a maximum aggregate principal amount of $70 million plus any PIK Notes issuable pursuant to Section 2.16 of the Initial Indenture and any additional Additional Notes issuable pursuant to the penultimate sentence of the first paragraph of Section 2.17 of the Initial Indenture	$40,821,213

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The following is a summary of the Indenture provisions required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended, and is not a complete description of the Indenture provisions discussed. This summary is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Holders of the New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of holders of the New Notes are not described in this summary. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture. References to the “Indenture” in this Item 8 mean the New Indenture.

(a) Events of Default; Withholding of Notice.

An “Event of Default” occurs if:

(1) the failure to pay the interest on any New Notes or any other amount (other than principal for the New Notes) when the same becomes due and payable and the default continues for a period of thirty (30) days;

(2) the failure to pay the principal on any New Notes, when such principal becomes due and payable, at maturity or otherwise (including the failure to make a payment to purchase New Notes validly tendered pursuant to an Asset Sale Offer, a Loss Proceeds Offer or a Change of Control Offer);

(3) failure by the Company or any of its Subsidiaries to comply with any of the provisions of Sections 4.07, 4.08, 4.09, or 4.15 or Article 5 of the Indenture;

(4) the Company or any of its Subsidiaries fails to comply with any other covenant, representation, warranty or other agreement in the Indenture, the New Notes or the Security Documents and such failure continues for 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of outstanding New Notes, each such notice specifying such default or breach and that it is a “Notice of Default” under the Indenture;

(5) a default occurs under any mortgage, indenture (other than as referred to above), debt security or instrument under which there may be issued or by which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the date of the Indenture, which default results in the failure to pay such Indebtedness at its Stated Maturity or in the acceleration of such Indebtedness prior to its express maturity and, in each case under this clause (5), the amount of such Indebtedness, whether principal, premium or interest, together with the amount of any other such Indebtedness which has not been so paid or the maturity of which has been so accelerated, aggregates $5.0 million or more (other than Existing Indebtedness to the extent it is secured by or paid by the drawing against a letter of credit permitted to be issued under the Indenture);

(6) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments remain undischarged for a period (during which execution will not be effectively stayed) of 30 days; provided that the aggregate of all such undischarged judgments exceeds $5.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing);

(7) the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors, or

(E) generally is not paying its debts as they become due;

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days;

(9) the Liens created by the Security Documents will at any time not constitute valid and perfected Liens on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required in the Indenture or therein) in favor of the Collateral Agent, free and clear of all other Liens (other than Permitted Liens), or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any of the Security Documents will for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 15 days after written notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of outstanding New Notes (each such notice specifying such default or breach and stating that such notice is a “Notice of Default” under the Indenture), or the enforceability thereof will be contested by the Company or any Subsidiary Guarantor;

(10) failure of the Company to make, when due, any transfer, delivery, pledge, assignment or grant of Collateral required to be made by it and such failure continues unremedied for ten Business Days after notice of such failure is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding New Notes; or

(11) except as permitted by the Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid in any material respect or will cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, will deny or disaffirm its obligations under its Subsidiary Guarantee.

If any Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01 of the Indenture with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary) occurs and is continuing, the Trustee by a written notice to the Company or the Holders of at least 25% in aggregate principal amount of the then outstanding New Notes by a written notice to the Company and the Trustee may declare all the New Notes to be due and payable immediately. Any accrued and unpaid interest then due and payable will be paid in cash only. Notwithstanding the foregoing, if an Event of Default specified in clause (g) or (h) of Section 6.01 of the Indenture occurs with respect to the Company, any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding New Notes will be due and payable without further action or notice. Holders of the New Notes may not enforce the Indenture, the Security Documents or the New Notes except as provided in the Indenture. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) of Section 6.01 of the Indenture has occurred and is continuing, such declaration of acceleration will be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) of Section 6.01 of the Indenture will be remedied or cured or waived by the holders of the relevant Indebtedness within 30 days after such event of default; provided that no judgment or decree for the payment of the money due on New Notes has been obtained by the Trustee as provided in the Indenture.

At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in Article 6 of the Indenture, the Holders of at least a majority in aggregate principal amount of the outstanding New Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay:

(A) the principal of any New Notes which have become due otherwise than by such declaration of acceleration (including any New Notes required to have been purchased on a Change of Control Payment Date or a Purchase Date pursuant to a Change of Control Offer, an Offer to Purchase or a Loss Proceeds Offer, as applicable, made by the Company) and, to the extent that payment of such interest is lawful, any interest thereon at the rate provided therefor in the New Notes;

(B) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided therefor in Section 4.01 of the Indenture and the New Notes, and all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amount due under Section 7.07 of the Indenture; and

(2) all Events of Default, other than the non-payment of the principal of or interest on, the New Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.04 of the Indenture.

No such rescission will affect any subsequent default or impair any right consequent thereon.

If a Default or Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee will mail to Holders of New Notes a notice of the Default or Event of Default within 90 days after such Default or Event of Default becomes known to the Trustee. Except in the case of a Default or Event of Default relating to the payment of principal of or interest on any New Note, the Trustee may withhold the notice if it determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Authentication and Delivery of New Notes; Use of Proceeds.

The New Notes to be issued under the Indenture will be executed by manual or facsimile signature of the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer or the Senior Vice-President-Finance of the Company. The Company’s seal will be reproduced on the New Notes and may be in facsimile form.

The Trustee will authenticate New Notes for original issue in the aggregate principal amount not to exceed $40,821,213 subject to compliance with Section 2.03 of the Indenture, upon written orders of the Company in the form of a Company Order, which Company Order must specify the amount of New Notes to be authenticated and the date on which the New Notes are to be authenticated, and must further specify the amount of such New Notes to be issued as Global Notes or Definitive Notes.

The New Notes will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the cancellation of the Existing Notes and the claims arising thereunder or evidenced thereby.

(c) Release and Substitution of Property Subject to the Lien of the Indenture.

Collateral may be released from the Liens created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents or in accordance with the Indenture, including Section 11.06 of the Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate and Opinion of Counsel certifying that all conditions precedent under the Indenture have been met, the Trustee will release Collateral that is sold, conveyed, or disposed of in compliance with the provisions of the Indenture. Upon receipt of such Officers’ Certificate and Opinion of Counsel, the Trustee will execute, deliver and acknowledge any necessary or proper instruments of termination or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents. The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, or the termination of the Security Documents, will not be deemed to impair the Liens on the Collateral in contravention of the provisions of the Indenture if and to the extent that the Liens on Collateral are released, or the Security Documents are terminated, pursuant to the Indenture or the applicable Security Documents. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien in accordance with the terms of the Security Documents will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Company and each obligor on the New Notes will cause § 314(d) of the TIA relating to the release of property or securities from the Lien of the Indenture and of the Security Documents to be complied with. In releasing any Collateral pursuant to the terms of the Indenture, including the provisions of Section 10.07(a) of the Indenture, or any Security Document, the Trustee will be entitled to receive, and will be fully protected in relying upon, in addition to the documents required by Section 13.04 of the Indenture, an Officers’ Certificate certifying that such release is authorized or permitted by the Indenture and the Security Documents and the Intercreditor Agreement and that all conditions precedent, if any, to such release have been satisfied.

The Company will be entitled to obtain a full release of all of the Collateral from the Liens of the Indenture and of the Security Documents upon payment in full of all principal, premium in the case of a Change of Control Offer, and interest, if any, on all of the then outstanding New Notes and of all other Obligations for the payment of money due and owing to the Trustee or the Holders under the Indenture, the New Notes, the Subsidiary Guarantees and the Security Documents, or upon compliance with the conditions precedent set forth in Article 8 of the Indenture for Legal Defeasance or Covenant Defeasance. Upon such payment or upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel, each to the effect that such conditions precedent have been complied with, together with such documentation, if any, as may be required by the TIA (including, without limitation, TIA Section 314(d)) or reasonably required by the Trustee prior to the release of such Collateral, the Trustee will forthwith take all action that is necessary or reasonably requested by the Company (in each case at the expense of the Company) to release and reconvey to the Company or a Guarantor without recourse all of the Collateral, and will deliver such Collateral in its possession to the Company or a Guarantor and will execute and deliver to the Company releases and satisfactions, in recordable form, to the extent reasonably requested by the Company.

The Company will be entitled to obtain a release of, and the Trustee will release, items of Collateral subject to a sale or disposition (other than Trust Monies constituting Net Proceeds from an Asset Sale of Collateral, which Trust Monies are subject to release from the Lien of the Security Documents as provided under Article 12 of the Indenture) (the “Released Collateral”) upon compliance with the conditions precedent that the Company will have delivered to the Trustee the following:

(1) a Company Order requesting release of Released Collateral and

(A) specifically describing the proposed Released Collateral,

(B) certifying that the sale of such Released Collateral complies with the terms and conditions of the Indenture, including, without limitation, Section 4.10 of the Indenture if the sale of such Released Collateral constitutes an Asset Sale, and

(C) in the event that there is to be a substitution of property for the Collateral subject to the Asset Sale, specifying the property intended to be substituted for the Collateral to be disposed of;

(2) an Officers’ Certificate certifying that

(A) such sale covers only the Released Collateral,

(B) such sale complies with the terms and conditions of the Indenture, including, without limitation, Section 4.10 of the Indenture,

(C) all Net Proceeds from the sale of any of the Released Collateral will be applied pursuant to the terms and conditions of the Indenture, including, without limitation, Section 4.10 of the Indenture,

(D) all conditions precedent in the Indenture and the Security Documents to such release have been complied with,

(E) no Default pursuant to clause (a) or (b) of Section 6.01 of the Indenture or Event of Default is in effect or continuing on the date thereof, and

(F) the release of the Collateral will not result in a Default or Event of Default;

(3) the Net Proceeds and other property received as consideration from the Asset Sale, together with such instruments of conveyance, assignment and transfer, if any, as may be necessary to subject to the Lien of the Security Documents all the right, title and interest of the Company or a Guarantor, as the case may be, in and to such property (to the extent required by the Indenture and the Security Documents);

(4) all documentation required by the TIA (including, without limitation, TIA Section 314(d)), if any, prior to the release by the Trustee of the Released Collateral, and, in the event there is to be a concurrent substitution of property for the Collateral subject to the Asset Sale, all documentation required by the TIA to effect the substitution of such new Collateral and to subject such new Collateral to the Lien of the relevant Security Documents, and all documents required by Section 10.01 of the Indenture with respect to such new Collateral;

(5) an Opinion of Counsel substantially to the effect that all conditions precedent in the Indenture and under any of the Security Documents relating to the release of such Collateral have been complied with; and

(6) if the Collateral to be released is only a portion of a discrete parcel of Real Property, an Opinion of Counsel or an endorsement to any title insurance policy insuring the Lien in favor of the Trustee created by a Mortgage on such Real Property confirming that after such release, the Lien of such Mortgage continues unimpaired as a first priority perfected Lien upon the remaining Real Property, subject only to Permitted Liens.

Upon compliance by the Company with the conditions precedent set forth above, the Trustee will cause to be released and reconveyed to the Company without recourse the Released Collateral and will deliver any such Released Collateral in its possession to the Company and will execute and deliver to the Company at the Company’s expense releases and satisfactions, in recordable form, to the extent reasonably requested by the Company.

The Company will be entitled to obtain a release of, and the Trustee will release, items of Collateral subject to an Event of Loss (other than Trust Monies constituting Net Loss Proceeds from an Event of Loss with respect to Collateral, which Trust Monies are subject to release from the Lien of the Security Documents as provided under Article 12 of the Indenture) upon compliance with the conditions precedent that the Company will have delivered to the Trustee the following:

(1) an Officers’ Certificate of the Company certifying that

(A) such release covers only Collateral subject to an Event of Loss,

(B) if applicable, that such property has been taken by Condemnation,

(C) in the case of a taking by Condemnation, that the award for the property so taken has become final and that an appeal from such award is not advisable in the interests of the Company or the Holders, and

(D) that all conditions precedent in the Indenture and in the Security Documents provided for relating to such release have been complied with;

(2) the Net Loss Proceeds and other property received in respect of the Event of Loss, together with such instruments of conveyance, assignment and transfer, if any, as may be necessary to subject to the Lien of the Indenture and the Security Documents all the right, title and interest of the Company in and to such property (to the extent required by the Indenture and the Security Documents);

(3) all documentation required by the TIA (including, without limitation, TIA Section 314(d)), if any, prior to the release by the Trustee of the Released Collateral, and, in the event there is to be a concurrent substitution of property for the Collateral subject to the Event of Loss, all documentation required by the TIA to effect the substitution of such new Collateral and to subject such new Collateral to the Lien of the relevant Security Documents, and all documents required by Section 10.01 of the Indenture with respect to such new Collateral;

(4) an Opinion of Counsel substantially to the effect that all conditions precedent in the Indenture and under any of the Security Documents relating to the release of such Collateral have been complied with; and

(5) if the Collateral to be released is only a portion of a discrete parcel of Real Property, an Opinion of Counsel or an endorsement to any title insurance policy insuring the Lien in favor of the Trustee created by a Mortgage on such Real Property confirming that after such release, the Lien of such Mortgage continues unimpaired as a first priority perfected Lien upon the remaining Real Property, subject only to Permitted Liens.

In any proceedings for the Condemnation of any Collateral, the Trustee may be represented by counsel who may be counsel for the Company.

Upon compliance by the Company with the conditions precedent set forth above, the Trustee will cause to be released and reconveyed without recourse to the Company the Collateral which is the subject of such Event of Loss, and will deliver such Collateral in its possession to the Company and will execute and deliver to the Company at the Company’s expense releases and satisfactions, in recordable form, to the extent reasonably requested by the Company.

To the extent that any Trust Monies consist of Net Loss Proceeds, such Trust Monies may be withdrawn by the Company and will be paid by the Trustee upon a Company Request delivered to the Trustee to be applied for any purpose permitted by Section 4.11 upon receipt by the Trustee of the following:

(1) An Officers’ Certificate, dated not more than 30 days prior to the date of the application for the withdrawal and payment of such Trust Monies setting forth:

(A) that such funds are being used in accordance with Section 4.11 for the purposes briefly described in such Officers’ Certificate; and

(B) that all conditions precedent provided in the Indenture for relating to such withdrawal and application have been complied with;

(2) All documentation required under the TIA (including, without limitation, TIA Section 314(d)); and

(3) an Opinion of Counsel substantially to the effect that:

(A) upon the basis of the accompanying documents specified in Section 12.02 of the Indenture, all conditions precedent provided in the Indenture for relating to such withdrawal and application have been complied with; and (ii) that the relevant Security Documents create a Lien in favor of the Trustee and, to the extent that such Lien is a security interest in any such Collateral that may be perfected under the relevant UCC, that such security interest in such Collateral will be perfected upon consummation of the transaction.

Upon compliance with the foregoing provisions of Sections 12.02 and 12.01 of the Indenture, the Trustee will, upon receipt of a Company request, pay to the Company or its designee an amount of Net Loss Proceeds constituting Trust Monies equal to the amount stated in the Officers’ Certificate required by clause (i) of paragraph (a) of Section 12.02 of the Indenture.

To the extent that any Trust Monies consist of Net Proceeds of Collateral received by the Trustee pursuant to the provisions of Section 4.10 of the Indenture and an Asset Sale Offer has been made in accordance therewith, such Trust Monies may be withdrawn by the Company and will be paid by the Trustee to the Paying Agent for application in accordance with Sections 3.02 and 4.10 of the Indenture upon a Company Notice to the Trustee and upon receipt by the Trustee of the following:

(1) An Officers’ Certificate, dated not more than three Business Days prior to the Purchase Date stating:

(A) that no Event of Default will have occurred and be continuing after giving effect to such application;

(B) (x) that such Trust Monies constitute Net Cash Proceeds of Collateral, (y) that pursuant to and in accordance with Section 4.10 of the Indenture, the Company has made an Asset Sale Offer and (z) the amount of Net Cash Proceeds to be applied to the repurchase of the New Notes pursuant to the Asset Sale Offer;

(C) the Payment Date; and

(D) that all conditions precedent provided in the Indenture for relating to such application of Trust Monies have been complied with; and

(2) All documentation, if any, required under TIA Section 314(d).

Upon compliance with the foregoing provisions of Section 12.03 of the Indenture, the Trustee will apply the Trust Monies as directed and specified by such Company Notice, subject to Sections 3.02 and 4.10 of the Indenture.

In the event the Company intends to utilize Net Proceeds of an Asset Sale of Collateral (the “Released Trust Monies”) in a manner provided for in the first sentence of the second paragraph of Section 4.10 of the Indenture, such Net Proceeds constituting Trust Monies may be withdrawn by the Company and will be paid by the Trustee to the Company upon receipt by the Trustee of the following:

(1) A Notice signed by the Company which will (x) refer to Section 12.04 of the Indenture, and (y) describe with reasonable particularity the Replacement Assets to be invested in or the Senior Debt to be repaid with respect to the Released Trust Monies;

(2) An Officers’ Certificate certifying that (i) such Trust Monies constitute Net Proceeds of Collateral, and (ii) all conditions precedent to such release in the Indenture have been complied with;

(3) All documentation required under the TIA (including, without limitation, TIA Section 314(d));

(4) If any Replacement Asset is Real Property, the Company or the appropriate Guarantor will also deliver to the Trustee a mortgage, policy of title insurance, survey and documents of the type described in Section 10.01(c) of the Indenture, in each case in form and substance satisfactory to the Trustee;

(5) If any Replacement Asset is personal property constituting Collateral, the Company or the appropriate Guarantor will deliver to the Trustee:

(A) a Security Document or an amendment to an existing Security Document and such financing statements and other instruments, if any, necessary to create and perfect the Lien of any applicable Security Document on such personal property interest; and

(B) evidence of payment or a closing statement indicating payments to be made by the Company or the appropriate Guarantor of all filing fees, recording charges and/or transfer taxes, if any, and other costs and expenses, including reasonable legal fees and disbursements of one counsel for the Trustee (and any local counsel), that may be incurred to validly and effectively subject the Replacement Asset to the Lien of any Security Document; and

(6) An Opinion of Counsel substantially to the effect that:

(A) all conditions precedent provided in the Indenture for relating to such application of Trust Monies have been complied with; and

(B) to the extent that such Replacement Assets constitute Collateral and were acquired with Net Proceeds of Collateral, the relevant Security Documents create a Lien in favor of the Trustee on such Replacement Assets and, to the extent that such Lien is a security interest in any such Replacement Assets that may be perfected under the relevant UCC, that such security interest in such Replacement Assets will be perfected upon consummation of such acquisition.

Upon compliance with the foregoing provisions, the Trustee will apply the Released Trust Monies as directed and specified by the Company.

(d) Satisfaction and Discharge of the Indenture.

The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to discharge its Obligations with respect to all outstanding New Notes upon compliance with the conditions set forth below. Upon such resolution of the Board of Directors, the Company will, subject to the satisfaction of the conditions to legal defeasance set forth in Section 8.04 of the Indenture, be deemed to have been discharged from its Obligations with respect to all outstanding New Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes, which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 of the Indenture and the other Sections of the Indenture referred to in (a) and (b) below, and the Company and the Guarantors, if any, will be deemed to have satisfied all their respective other obligations under the New Notes, the Indenture, the Subsidiary Guarantees and the Security Documents, and the Subsidiary Guarantees and the Security Documents and all Collateral will be released (and the Trustee, on demand of and at the expense of the Company, will execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged under the Indenture: (a) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of and cash interest on such New Notes when such payments are due, solely from the trust fund described in Section 8.04 of the Indenture, (b) the Company’s Obligations with respect to such New Notes under Article 2 and Section 4.02 of the Indenture, (c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company’s obligations in connection therewith and (d) Article Eight of the Indenture.

The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to be released from its Obligations with respect to certain covenants in the Indenture upon compliance with the conditions set forth below. Upon such resolution of the Board of Directors, the Company will, subject to the satisfaction of the conditions to legal defeasance set forth in Section 8.04 of the Indenture, be released from its obligations under the covenants contained in Sections 4.03, 4.05, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.18, 4.19, 4.20, 4.21, 4.22, and 4.23 and clause (iv) of Section 5.01 of the Indenture and (ii) the occurrence of an event specified in Section 6.01(c) (with respect to Section 4.07, 4.08, 4.09, 4.10, 4.11, 4.15, 4.16 or 4.22, clause (iv) of Section 5.01 of the Indenture), 6.01(d) (with respect to any of

Sections 4.03, 4.05, 4.12, 4.13, 4.18, 4.19, 4.20, 4.21 and 4.22 of the Indenture), 6.01(e), 6.01(f), 6.01(g), 6.01(i) and 6.01(j) of the Indenture will not be deemed to be an Event of Default on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the New Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes under the Indenture (it being understood that such New Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding New Notes, the Company may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 of the Indenture, but, except as specified above, the remainder of the Indenture and such New Notes will be unaffected thereby.

The following will be the conditions to Legal or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in United States dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding New Notes on the Stated Maturity;

(2) in the case of an election for Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of an election for Covenant Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing on the date of such initial deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Sections 6.01(g) or 6.01(h) of the Indenture is concerned, at any time in the period ending on the 121st day after the date of such initial deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is bound including, without limitation, the Exit Facility;

(6) the Company will have delivered to the Trustee an Opinion of Counsel to the effect that after the 121st day following any deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company will have delivered to the Trustee an Officers’ Certificate stating that the initial deposit was not made by the Company with the intent of preferring the Holders of New Notes over any other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(8) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) will deliver to the Trustee, within 120 days after the end of each Fiscal Year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding Fiscal Year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default will have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which scheduled payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company will, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon and in any event within 5 Business Days after any Officer’s becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

The Company will promptly cause to be executed and delivered, filed and recorded and covenants that it and the Guarantors, if any, will promptly cause to be executed and delivered and filed and recorded, all instruments and documents, and will do or will cause to be done all such acts and other things, at the Company’s expense, as applicable, as are necessary to subject the applicable Collateral to valid Liens and to perfect those Liens to the extent contemplated by the Security Documents. Each of the Company and the Guarantors, if any, will, as promptly as practicable, cause to be executed and delivered, filed and recorded all instruments and do all acts and other things as may be required by law to perfect, maintain and protect the Liens under the applicable Security Documents to which it is party (except as otherwise expressly provided in the Indenture and therein) to the extent contemplated by the Security Documents.

The Company will furnish to the Trustee and the Collateral Agent promptly after the execution and delivery of the Indenture an Opinion of Counsel either (i) stating that in the opinion of such counsel all action has been taken with respect to the recording, registering and filing of the Indenture, financing statements or other instruments or otherwise necessary to make effective the Liens intended to be created by the Security Documents and reciting the details of such action, or (ii) stating that, in the opinion of such counsel, no such action is necessary to make such Lien effective. Such Opinion of Counsel will cover the necessity for recordings, registrations and filings required in all relevant jurisdictions. Such Opinion of Counsel may contain such qualifications, assumptions and limitations as are customary for such opinions.

The Company and the Guarantors, if any, will furnish to the Trustee and the Collateral Agent within three months after each anniversary of the Effective Date, an Opinion of Counsel, dated as of such date, stating either that (i) in the opinion of such counsel, all action has been taken with respect to the recording, registering, filing, re-recording, re-registering and refilling of all supplemental indentures, financing statements, continuation statements or other instruments of further assurance or otherwise as is necessary to maintain the effectiveness of the Liens intended to be created by the Security Documents and reciting the details of such action or (ii) in the opinion of such counsel, no such action is necessary to maintain the effectiveness of such Liens. Such opinion of counsel will cover the necessity of recordings, registrations, filing, re-recordings, re-registrations and refilings in all relevant jurisdictions.

The Company and the Guarantors will otherwise comply with the provisions of § 314(b) and, as applicable §§ 314(c), (d) and (e) of the TIA.

9.	Other Obligors

Upon issuance of the New Notes pursuant to the Plan, other than the Company, no person is an obligor with respect to the New Notes; however, the New Indenture provides for any future subsidiary of the Company to guarantee the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 17, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Delaware Trust Company, as Trustee under the Indenture to be qualified under this Application (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A-1*	Amended and Restated Certificate of Incorporation of the Company

Exhibit T3B-1*	Amended and Restated Bylaws of the Company

Exhibit T3C*	Form of Indenture between the Company and Delaware Trust Company, as trustee.

Exhibit T3D-1*	Form of Offer Notice.

Exhibit T3D-2*	Form of Letter of Transmittal.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereto).

Exhibit 25.1**	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.
**	Filed by Trustee

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Congoleum Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Mercerville, and State of New Jersey, on the 1st day of March, 2017.

Congoleum Corporation

By:	/s/ Chris O’Connor
Name:	Chris O’Connor
Title:	Chief Financial Chairman and Director

(Seal)

Attest:	/s/ Andrew Lipman
Name:	Andrew Lipman
Title:	Secretary

EXHIBITS

Exhibit Number	Description

Exhibit T3A-1*	Amended and Restated Certificate of Incorporation of the Company.

Exhibit T3B-1*	Amended and Restated Bylaws of the Company.

Exhibit T3C*	Form of Indenture between the Company and Delaware Trust Company, as trustee.

Exhibit T3D-1*	Form of Offer Notice.

Exhibit T3D-2*	Form of Letter of Transmittal.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereto).

Exhibit 25.1**	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.
**	Filed by Trustee.